The Real Brokerage to Unveil AI-Powered Industry Firsts and Agent-
Centric Innovations at Sold-Out RISE 2024 Conference

Real's signature conference showcases new and enhanced products designed to make agents'
lives easier and an array of speakers offering best practices to promote personal and professional growth

TORONTO & NEW YORK - Oct. 22, 2024 - The Real Brokerage Inc. (NASDAQ: REAX), a technology platform reshaping real estate for agents, home buyers and sellers, will harness the power of innovation and artificial intelligence to unveil groundbreaking agent offerings at RISE 2024, Real's third annual agent conference, which kicks off today. The three-day event, positioning Real as an industry-leading AI-powered real estate company, will feature over 50 agent-led sessions designed to drive connections, boost productivity and harness the power of Real's growing network.

At this morning's opening session, Real's leadership team will showcase enhancements to Leo, Real's AI-powered 24/7 personal concierge, that will transform how Real agents operate and interact with clients. They will also debut Real Wallet, an innovative financial management platform that will have financial products tied to an agent's commission income and revenue share, offering flexibility and control over their finances.

In addition to welcoming real estate agents to the sold-out live event at Virgin Hotels Las Vegas, general sessions on Tuesday, Oct. 22, and Wednesday, Oct. 23, will be livestreamed.

"At Real, our mission is simple-make agents' lives better by leveraging technology to drive sustainable business outcomes and creating opportunities for agents to learn from one another," said Tamir Poleg, Chairman and CEO of Real. "At RISE 2024, we're showcasing cutting-edge products and sharing insights from our top agents to help elevate personal and professional growth."

Real President Sharran Srivatsaa will lead a tactical session focused on expanding agents' referral pipelines, sharing proven strategies to help agents become trusted, go-to experts while leveraging their networks for long-term growth and success.

"RISE is unlike any other conference, and this year's event will not disappoint," Srivatsaa said. "With everything that has happened over the past year-whether it's interest rate swings, market contractions or changes in business practices-agents are retooling their businesses and their lives. The general sessions, keynote speakers, breakouts and networking events have been thoughtfully curated to help level up every aspect of their lives."

The conference will feature sessions focused on branding, lead-generation and wealth-building skills essential for success in a rapidly changing real estate landscape, along with networking opportunities to expand their connections and ensure collaboration continues beyond the conference.

The conference will feature major product announcements, including advancements in AI aimed at boosting agent productivity and strengthening the agent community. Additional key highlights include:

● Inspiring keynote speakers like Dandapani, a world-renowned speaker and former monk, sharing insights on how to "Master Your Mind, Master Your Life" by focusing energy on achieving personal and professional goals.

● Tailored workshops for members of Real Luxury and Real Military divisions.

● Real's inaugural Agent Brand Awards, celebrating agents who've excelled at building their brands through innovative marketing strategies.

● Opportunities to engage with members of this year's RISE sponsors, including: Assistantly; Curaytor; Dee Signs; DocuPost; Fello; Final Offer; Haven Financial; Institute of Luxury Home Marketing; Lofty; Luxury Presence; Oakley Signs; Place; RealScout; Reminder Media; Revive and Sierra Interactive.

● A service project benefiting the local community in partnership with The Just One Project.

To learn more about and register for the RISE 2024 livestream, click here.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 22,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's ability to continue to attract agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real's ability to attract new agents and retain current agents and those risk factors discussed under the heading "Risk Factors'' in the Company's Annual Information Form dated March 14, 2024, a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221